EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change November 7, 2013
Item 3	News Release The news release dated November 7, 2013 was disseminated through Marketwire and filed on SEDAR on November 7, 2013.
Item 4	Summary of Material Change Pretivm reported highlights from the third quarter of 2013 and updates for the Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the following highlights from the third quarter of 2013 and updates for the Brucejack Project in northern British Columbia.

Third Quarter 2013 Highlights and Significant Events

•	Announced on July 23, 2013 the discovery of the Cleopatra vein within the Valley of the Kings, and drill results from the ongoing Valley of the Kings Bulk Sample Program (the ”Program”);

•	Completed a private placement on September 5, 2013, for 1,725,000 flow-through common shares at a price per share of C$10.10 for gross proceeds of approximately C$17.4 million;

•
Completed a private placement on September 6, 2013 with Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston-based Liberty Mutual Insurance, for 1,069,518 common shares at a price per share of C$9.35 for gross proceeds of approximately C$10 million;

•	Ended the quarter with working capital of $34.8 million;

•	Announced on October 3, 2013 that the processing of the bulk sample had commenced at a custom mill located in Montana;

•	Announced on October 9, 2013 the withdrawal of Strathcona Mineral Services Ltd. (“Strathcona”) from the Program;

•
Announced on October 22, 2013, amongst other things, that the 426585E cross-cut contained 281 ounces of gold and 532 ounces of silver based on preliminary results from the processing of the 10,000 tonne bulk sample, and reasons for Strathcona’s withdrawal from the Program;

•
Announced on October 10 and 24, 2013 continued underground exploration with raises on the Cleopatra Vein and 615L drift and additional drill results from Program drilling and the underground exploration program at the Valley of the Kings with a combined total of 19 intersections grading greater than 1,000 grams gold per tonne;

•	Announced on October 30, 2013, amongst other things, that the final mill results for the bulk sample would be available after all testwork had been completed.

Bulk Sample Program Update

During the quarter, a 10,000-tonne bulk sample was excavated from the Valley of the Kings from four cross-cuts (excavations perpendicular to the two domains of mineralization, spaced at 30-meter centers) and one lateral drift (an excavation extending along the strike length of one of the domains of mineralization). Excavation of the 10,000 tonne bulk sample was completed in August 2013.

All of the bulk sample material excavated as part of the Program has now arrived in Montana for processing at the mill.  Processing is continuing on track (in order from lowest to highest grading material), and is expected to be completed by the end of November.  Shipment and sale of the gravity concentrate has commenced, with shipment of the flotation concentrate to commence later this month.  A total of 4,000 ounces of gold are targeted to be produced from the 10,000 tonnes of material excavated for the Program.  The final amount of gold production will be announced at the end of testwork.

The Program, which also included a drill program of 16,789 meters, was designed to test the full widths of two of the domains of mineralization used to estimate the November 2012 Valley of the Kings Mineral Resource, prepared by Snowden Mining Industry Consultants (“Snowden”).  By testing the two domains of mineralization, the Program was designed to confirm that the resource model was accurately projecting the range of the grade distribution in the 10-meter blocks that make up the Mineral Resource estimate within the bulk sample area.  As a result, the Program targeted the full range of the projected resource block grades which span from zero grams of gold per tonne to in excess of 60 grams of gold per tonne.

The 10,000-tonne bulk sample was excavated in approximately 100-tonne rounds.  Each round was crushed and run through a sample tower on site.  The sample tower was designed and constructed to extract two 30-kilogram samples from each 100-tonne round processed by the sample tower.  Assaying of the remaining samples extracted by the sample tower is expected to be completed this month.

On October 22, 2013, we announced, amongst other things, that preliminary figures from the processing of one of the Program cross-cuts, the 426585E cross-cut, showed there was 94% more gold produced from the mill than was estimated from the sample tower results for the same material.

Strathcona was responsible for the sample tower operations at the Brucejack Project and withdrew from the Program on October 8, 2013.  Snowden has advised us that the true test of the resource estimate will only come from the reconciliation results between the ultimate grade of the bulk sample (as defined by produced metal and metal accounting) and the grade of the resource estimate for the same volume.

Independent Qualified Persons from Snowden are responsible for the review and sign-off of the milling and processing component of the Program, and will issue a final report on its completion.

Program Drilling and Additional Exploration Drilling

Program drilling consisted of 16,789 meters in 201 holes and confirmed the projection of high-grade gold mineralized domains.  Program drilling concluded in September with the final assays released in October.

A highlight of the quarter was the discovery of the Cleopatra vein, which was first encountered while excavating the 6258015N east drill drift in an area of projected extreme grade mineralization by the November 2012 Valley of the Kings Mineral Resource estimate.  Cleopatra intersects the 6258015N drill drift at the 426630E cross-section and trends to the south-west where it intersects the 426615E cross-cut and then trends south along section 426615E. After the discovery of Cleopatra, additional drilling was completed, along with the excavation of a drift and raises on the vein.  The Cleopatra vein has been defined for 85 meters along strike, 50 meters above and 50 meters below the 1345 level and remains open in all directions.

Over 22,000 meters of underground exploration drilling and 5,771 meters of surface exploration drilling were undertaken in the Valley of the Kings in addition to the Program drilling.  To October 30, 2013, a total of 61 intersections grading over 1,000 grams per tonne gold have been intersected in the Valley of the Kings projected mineralized domains, for a rate of one every 550 meters of drilling in 2013.  Recent underground exploration drilling is in an area of limited, wide-space surface drilling and demonstrates the continued potential to outline high-grade mineralization in the Valley of the Kings, particularly along the projection of Domain 20 to the east.

Assay results will continue to be reported as they are received for underground and surface exploration drilling in the Valley of the Kings, which is expected to conclude in early November.

An updated Mineral Resource estimate for the Valley of the Kings will be prepared based on the 16,789 meters of underground Program drilling, additional underground and surface exploration drilling, knowledge gained from accessing the Valley of the Kings underground and mill results from processing the bulk sample material.  The updated Mineral Resource estimate for the Valley of the Kings, which will include a local model of the bulk sample area, is expected this quarter.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

Pretivm’s working capital as at September 30, 2013 was $34.8 million, which we believe to be sufficient to complete the 10,000-tonne bulk sample and underground drilling program at the Valley of the Kings, and continue ongoing permitting activities to advance the high-grade gold Valley of the Kings into development.

Pretivm’s unaudited interim consolidated financial statements and Management Discussion and Analysis for the three months ended September 30, 2013 will be available on SEDAR and Pretivm’s website www.pretivm.com.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of November, 2013